82-34


Meeting the Challenge
Merrill Lynch Investor Conference
September/October 2004
Santos

dlw 9/28

Slide 1

- What a challenging year it's been, starting from the fire at Moomba on New Year's Day.

- The aim of this presentation is to provide you with an update on all our developments.

- However the simple message is this:

  > Over its first 50 years Santos has until recently been largely reliant on one legacy asset, the Cooper Basin.

  > Our strategy is to turn this situation around and develop a sustainable and high quality production base to carry us forward.

  > We're having success in doing this. We have seven new projects in the pipeline and an exciting exploration program. We're building a first-class organisation and continuing to pay a strong dividend.

  > We're attracting experienced industry professionals from all over the world who are keen to join us on the journey.

- Nobody said this transition was going to be easy, particularly in an industry with such long lead times.

- However our vision-since 2001- has been, and remains, to grow Santos into an internationally respected performer in the oil and gas industry.

- Are we making good progress? Yes, the new Santos is taking shape.

- Will it go flawlessly, without any hitches? No, particularly when we are developing new projects in almost world-record times.

- But we have to move quickly and we are. One of the biggest changes in the Company now is an overriding sense of urgency, something often missing in the industry as a whole.



Meeting the Challenge

Merrill Lynch Investor Conference

September/October 2004

Santos

Slide 2

- You can see here our disclaimer.

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, gas commercialisation, development progress, operating results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Slide 3

- Today's presentation is in four parts. Some of you will be familiar with Santos but others may not be, so first I will describe who we are and how we're changing.

- Second, I will review our existing projects and some of our exciting new projects. Altogether we're looking at a substantial increase in production over the next couple of years. We expect that this will translate into higher earnings and cash flow. We do not believe this growth is fully reflected in our share price.

- Third, I will update you on exploration. Santos is in the midst of an exciting wildcat exploration program addressing material prospects.

- Finally I will close by reviewing our dividend performance and capital management, including the recent preference share issue.

Presentation Outline

1. Who we are and how we are changing
2. New projects replacing old
3. Exciting exploration program
4. Dividend yield and capital management

Santos 3

Slide 4

- Who are we?
- Santos is a major Australian based oil and gas company with around 1,600 employees.
- We are Australia's largest domestic gas producer, supplying gas to all the mainland Australian states.
- Our 2003 production was 54.2 million boe, 70% gas and 30% oil and gas liquids. From next year the proportion of oil and liquids will increase.
- Our legacy asset is the Cooper Basin and associated Moomba processing facilities but we now have important interests in almost all the significant Australian basins, the USA, PNG, Indonesia and more recently Egypt.
- We have a 2P reserve life of about 12 years with 72% of our 2P reserves being gas.
- Santos is currently in the process of bringing on line 7 new development projects around Australia and Indonesia.
- We have large, uncommercialised resources in the form of already discovered gas which has the potential to add in the order of 1.5 billion boe should we be successful in our commercialisation efforts.
- Santos also has an attractive wildcat exploration portfolio in both proven hydrocarbon basins and frontier exploration basins.
- As a result of all this, Santos is well placed to offer growth while it continues to provide an attractive yield in excess of 4% through dividends.

1. Who Are We?



West Natuna
Kakap
East Java
Papua New Guinea
Timor Sea
Bonaparte
Browse
Carnarvon
Surat/Bowen
Moomba
Cooper
Otway
Gippsland
USA
Egypt
Legend
Oil pipeline
Gas pipeline
Ethane pipeline
Basin outline
Production
Exploration

Santos

Slide 5

- In early 2001 we released our strategy, which is to:
    - Leverage our base business;
    - Through option generation, and
    - Portfolio management
- This strategy has remained consistent.

Santos' Strategy: How

Leverage our base business → Domestic gas franchise; Core competencies

through

Option generation → Exploration; Acquisitions; Cost leadership; Gas commercialisation; Production optimisation

and

Portfolio management → Superior capital allocation

Santos 5

Slide 6

- This slide gives an example of some of the options capable of being generated through exploration and the portfolio management activities we have been undertaking. Deals so far in 2004 include:

    - A major gas swap of 150 Petajoules between the Cooper Basin Joint Venture and Origin in Queensland

    - The acquisition of some of Novus' Australian and Indonesian assets through adroit manoeuvring during the Medco takeover

    - The divestment to Origin for a good profit of non-core interests in the onshore Otway Basin and the sale of our remaining Magellan share holding

    - High grading our exploration and development portfolio through deals including a Gulf of Suez farmin with Devon, increasing our interest in the Patricia-Baleen and Sole fields in the offshore Gippsland, expanding our US acreage to target larger opportunities in the shallow water Gulf of Mexico and deep Woodbine trend onshore, picking up a major trend in the frontier Sorrell Basin offshore Tasmania, farming out an interest in the North Bali 1 block offshore Indonesia to industry major Total, farming out an interest in the NT/P61 block offshore Darwin to ConocoPhillips with an important side agreement for access to a possible Bayu-Undan LNG facility expansion and farming out an interest in the small Corowa oil discovery.


Exploration Options
Net Mean Resource Potential (mmboe)
High
Australia Deep Water
Egypt
Indonesia
USA
SE Australia Gas
NW Australia Oil
High Risk
Low Risk
Santos

Slide 7

- We have set ourselves explicit operational targets to implement our strategy and achieve first-quartile performance.
- We aim to replace our reserves with new high value/low cost reserves at no more than US$5.50 per boe. We were close to achieving this in 2003 with a cost of US$5.62 per boe.
- We aim to grow our 1P reserves by at least 140% per annum through exploration, appraisal, production optimisation, gas commercialisation and acquisitions. We exceeded this with 148% reserve replacement in 2003.
- We aim to grow production by 6-8% on average each year. We expect to achieve this over the next three years as our new projects come on stream.
- We are also growing our margins through increased netbacks.
- Our overall aims are double-digit growth in EBITDA and ROCE greater than 10%. ROCE is currently affected by the number of projects we have under development but we also expect to achieve these targets over the next three years, subject to oil prices.
- Many companies have moved away from having explicit targets but we are sticking to them and they are embedded in our internal management systems and executive performance assessment.

Creating Value


Production growth
Production grows
Reserve replacement ratio >140%
Reserves grow
EBITDA*
ROCE* ≥ 10%
Margin grows
Replacement cost shrinks
Reserve replacement cost
US$5.50

Santos

Slide 8

- In order to achieve these targets we are quickly changing the way we do business.

- Five years ago we allowed minimal internet access across the company. Now all our employees utilise the internet in many facets of improving our business efficiency such as a recent successful online auction that will deliver material savings and reduce time in securing supply deals for our operations.

- Five years ago we were not measuring our 1P reserves across all the company's assets. Now all reserve categories are measured using industry accepted standards for all our assets and such practices are embedded in our management systems.

- Five years ago gas swaps and virtual pipelines were unknown to the Australian market. Santos is now pioneering these and other innovative commercial agreements such as the Casino gas field when we presold gas that is yet to be confirmed by drilling.

- Five years ago we didn't have anyone on the executive management committee of the company with recent experience with a major international oil company. Now we have five out of eight top executives with extensive recent international experience.

- Five years ago we did a lot of unnecessary work in-house, did many tasks inefficiently and shared some important knowledge poorly. Now we have instigated a continuous improvement program that is streamlining our decision paths, improving work efficiency and knowledge sharing electronically and we outsource work that can be done more cheaply or better.

- Five years ago, we were often not a partner of choice and were involved in many joint ventures with a lot of small to medium companies but rarely were involved with companies of international stature. Now we have a growing list of partners such as BP, ConocoPhillips, Total, Unocal, Devon, Mitsui and Inpex and are contacted by a growing number of organisations for attractive opportunities.

How Are We Changing?

- Leading systems
- International metrics
- Smart commercialisation
- Internationally experienced executives
- Continuous improvement
- Clever partnering

Santos 8

Slide 9

- Perhaps our most visible changes are those in our production base and I will now turn to the second section of my presentation: New Projects Replacing Old.

- Sixty percent of our production currently comes from our legacy assets in the Cooper Basin and a further 20% comes from a small number of oil and gas projects in the Carnarvon Basin. The production from these areas is declining and is subject to the uncertainties of mature assets.

- We are actively managing and optimising our existing assets while bringing on a range of new projects to increase production and earnings.

- We are doing this very quickly by industry standards.

- When these projects are on production two years from now, our production base will look quite different, with more oil and much less reliance on the Cooper Basin.

2. New Projects Replacing Old



Santos

Slide 10

- First I will look at three existing assets.

- As many of you may know, we had a fire at our Moomba plant on New Year's Day. While it affected our first-half results, this incident is now behind us. In early September we announced the full recovery of the plant.

- The insurance claim is progressing and we anticipate receiving around $25 to $30 million in property damage recoveries. We are still negotiating the recoveries attributable to the business interruption policies that are held by a different consortium of insurance companies. We have previously advised that the effect on our NPAT after insurance recoveries will be $25 to $30 million. This continues to be the most likely outcome.

- There is also good news for Moomba. We are close to completing an upgrade and modernisation of control systems which will reduce downtime, achieve operational savings and improve plant performance.

- As well as technology efficiencies from projects such as the control room refurbishment and updating, we are increasing our focus on bringing more Cooper Basin oil production on line while oil prices are high. For example, we have acquired 3D seismic to identify further drilling opportunities in several areas of South Australia and Queensland with more seismic to be acquired before the end of the year. A dedicated drilling rig has been contracted to drill these oil wells as quickly as possible but in the meantime we have been interspersing oil wells within our gas development and appraisal program to drill step outs to recent successes such as Derrilyn 1, Reg Sprigg West 1, Reg Sprigg 3, Merrimelia 46 and Mulberry 1. Since the beginning of 2004, successful oil wells have been or are about to be brought onto production adding a total initial rate of around 7200 barrels of oil per day net to Santos.

- As well as this, we are continuing to target improving the recovery from large low permeability oil accumulations such as the Murta Formation of the Jena-Alwyn-Limestone Creek-Biala-Ulandi complex where we are drilling infill wells and trialling a pilot water flood.

- In addition to the Moomba incident, we have experienced faster-than-expected decline in production from the Apache operated East Spar gas and condensate field due to earlier than anticipated water production. The positive result of this has been the early development of the John Brookes gas field nearby. This will meet declining East Spar production and allow additional gas sales to new and existing customers. Last year the John Brookes field was successfully appraised and doubled in size. We expect John Brookes to come into production around the middle of next year.

- The Apache-operated Stag oil field is suffering the effects of middle age and has had unanticipated well failures due to mechanical problems. This has resulted in a rapid production decline that is expected to be reversed through a workover program and an infill drilling campaign to provide additional producers and more water injection capability.

Managing existing assets

Moomba Fully recovered from New Year's Day incident. Modernisation program well advanced. Increasing investment in high value oil opportunities.

East Spar John Brookes accelerated in response to water breakthrough.

Stag Work-overs, infill drilling, water injection.

Santos



Meeting the Challenge

Merrill Lynch Investor Conference

September/October 2004

Santos

Slide 1

- What a challenging year it's been, starting from the fire at Moomba on New Year's Day.
- The aim of this presentation is to provide you with an update on all our developments.
- However the simple message is this:
    - > Over its first 50 years Santos has until recently been largely reliant on one legacy asset, the Cooper Basin.
    - > Our strategy is to turn this situation around and develop a sustainable and high quality production base to carry us forward.
    - > We're having success in doing this. We have seven new projects in the pipeline and an exciting exploration program. We're building a first-class organisation and continuing to pay a strong dividend.
    - > We're attracting experienced industry professionals from all over the world who are keen to join us on the journey.
- Nobody said this transition was going to be easy, particularly in an industry with such long lead times.
- However our vision-since 2001- has been, and remains, to grow Santos into an internationally respected performer in the oil and gas industry.
- Are we making good progress? Yes, the new Santos is taking shape.
- Will it go flawlessly, without any hitches? No, particularly when we are developing new projects in almost world-record times.
- But we have to move quickly and we are. One of the biggest changes in the Company now is an overriding sense of urgency, something often missing in the industry as a whole.


Meeting the Challenge
Merrill Lynch Investor Conference
September/October 2004
Santos

Slide 2

- You can see here our disclaimer.

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, gas commercialisation, development progress, operating results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Slide 3

- Today's presentation is in four parts. Some of you will be familiar with Santos but others may not be, so first I will describe who we are and how we're changing.

- Second, I will review our existing projects and some of our exciting new projects. Altogether we're looking at a substantial increase in production over the next couple of years. We expect that this will translate into higher earnings and cash flow. We do not believe this growth is fully reflected in our share price.

- Third, I will update you on exploration. Santos is in the midst of an exciting wildcat exploration program addressing material prospects.

- Finally I will close by reviewing our dividend performance and capital management, including the recent preference share issue.

Presentation Outline

1. Who we are and how we are changing
2. New projects replacing old
3. Exciting exploration program
4. Dividend yield and capital management

Santos 3

Slide 4

- Who are we?
- Santos is a major Australian based oil and gas company with around 1,600 employees.
- We are Australia's largest domestic gas producer, supplying gas to all the mainland Australian states.
- Our 2003 production was 54.2 million boe, 70% gas and 30% oil and gas liquids. From next year the proportion of oil and liquids will increase.
- Our legacy asset is the Cooper Basin and associated Moomba processing facilities but we now have important interests in almost all the significant Australian basins, the USA, PNG, Indonesia and more recently Egypt.
- We have a 2P reserve life of about 12 years with 72% of our 2P reserves being gas.
- Santos is currently in the process of bringing on line 7 new development projects around Australia and Indonesia.
- We have large, uncommercialised resources in the form of already discovered gas which has the potential to add in the order of 1.5 billion boe should we be successful in our commercialisation efforts.
- Santos also has an attractive wildcat exploration portfolio in both proven hydrocarbon basins and frontier exploration basins.
- As a result of all this, Santos is well placed to offer growth while it continues to provide an attractive yield in excess of 4% through dividends.

1. Who Are We?


West Natuna
Kutei
East Java
Papua New Guinea
Timor Sea
Bonaparte
Browse
Carnarvon
Surat/Bowen
Moomba
Cooper
Otway
Gippsland
USA
Egypt
Legend
Oil pipeline
Gas pipeline
Ethane pipeline
Basin outline
Production
Exploration

Santos

Slide 5

- In early 2001 we released our strategy, which is to:
    - Leverage our base business;
    - Through option generation, and
    - Portfolio management
- This strategy has remained consistent.

Santos' Strategy: How

Leverage our base business	Domestic gas franchise Core competencies
through	
Option generation	Exploration Acquisitions Cost leadership Gas commercialisation Production optimisation
and	
Portfolio management	Superior capital allocation

Santos 5

Slide 6

- This slide gives an example of some of the options capable of being generated through exploration and the portfolio management activities we have been undertaking. Deals so far in 2004 include:

    - A major gas swap of 150 Petajoules between the Cooper Basin Joint Venture and Origin in Queensland

    - The acquisition of some of Novus' Australian and Indonesian assets through adroit manoeuvring during the Medco takeover

    - The divestment to Origin for a good profit of non-core interests in the onshore Otway Basin and the sale of our remaining Magellan share holding

    - High grading our exploration and development portfolio through deals including a Gulf of Suez farmin with Devon, increasing our interest in the Patricia-Baleen and Sole fields in the offshore Gippsland, expanding our US acreage to target larger opportunities in the shallow water Gulf of Mexico and deep Woodbine trend onshore, picking up a major trend in the frontier Sorrell Basin offshore Tasmania, farming out an interest in the North Bali 1 block offshore Indonesia to industry major Total, farming out an interest in the NT/P61 block offshore Darwin to ConocoPhillips with an important side agreement for access to a possible Bayu-Undan LNG facility expansion and farming out an interest in the small Corowa oil discovery.


Exploration Options
Net Mean Resource Potential (mmboe)
High
Australia Deep Water
Egypt
Indonesia
USA
SE Australia Gas
NW Australia Oil
High Risk
Low Risk
Santos

Slide 7

- We have set ourselves explicit operational targets to implement our strategy and achieve first-quartile performance.

- We aim to replace our reserves with new high value/low cost reserves at no more than US$5.50 per boe. We were close to achieving this in 2003 with a cost of US$5.62 per boe.

- We aim to grow our 1P reserves by at least 140% per annum through exploration, appraisal, production optimisation, gas commercialisation and acquisitions. We exceeded this with 148% reserve replacement in 2003.

- We aim to grow production by 6-8% on average each year. We expect to achieve this over the next three years as our new projects come on stream.

- We are also growing our margins through increased netbacks.

- Our overall aims are double-digit growth in EBITDA and ROCE greater than 10%. ROCE is currently affected by the number of projects we have under development but we also expect to achieve these targets over the next three years, subject to oil prices.

- Many companies have moved away from having explicit targets but we are sticking to them and they are embedded in our internal management systems and executive performance assessment.

Creating Value


Production grows
Margin grows
Replacement cost shrinks
Reserves grow
EBITDA*
ROCE* ≥ 10%

Santos

Slide 8

- In order to achieve these targets we are quickly changing the way we do business.

- Five years ago we allowed minimal internet access across the company. Now all our employees utilise the internet in many facets of improving our business efficiency such as a recent successful online auction that will deliver material savings and reduce time in securing supply deals for our operations.

- Five years ago we were not measuring our 1P reserves across all the company's assets. Now all reserve categories are measured using industry accepted standards for all our assets and such practices are embedded in our management systems.

- Five years ago gas swaps and virtual pipelines were unknown to the Australian market. Santos is now pioneering these and other innovative commercial agreements such as the Casino gas field when we presold gas that is yet to be confirmed by drilling.

- Five years ago we didn't have anyone on the executive management committee of the company with recent experience with a major international oil company. Now we have five out of eight top executives with extensive recent international experience.

- Five years ago we did a lot of unnecessary work in-house, did many tasks inefficiently and shared some important knowledge poorly. Now we have instigated a continuous improvement program that is streamlining our decision paths, improving work efficiency and knowledge sharing electronically and we outsource work that can be done more cheaply or better.

- Five years ago, we were often not a partner of choice and were involved in many joint ventures with a lot of small to medium companies but rarely were involved with companies of international stature. Now we have a growing list of partners such as BP, ConocoPhillips, Total, Unocal, Devon, Mitsui and Inpex and are contacted by a growing number of organisations for attractive opportunities.

How Are We Changing?

- Leading systems
- International metrics
- Smart commercialisation
- Internationally experienced executives
- Continuous improvement
- Clever partnering

Santos

Slide 9

- Perhaps our most visible changes are those in our production base and I will now turn to the second section of my presentation: New Projects Replacing Old.

- Sixty percent of our production currently comes from our legacy assets in the Cooper Basin and a further 20% comes from a small number of oil and gas projects in the Carnarvon Basin. The production from these areas is declining and is subject to the uncertainties of mature assets.

- We are actively managing and optimising our existing assets while bringing on a range of new projects to increase production and earnings.

- We are doing this very quickly by industry standards.

- When these projects are on production two years from now, our production base will look quite different, with more oil and much less reliance on the Cooper Basin.

2. New Projects Replacing Old





Santos

Slide 10

- First I will look at three existing assets.
- As many of you may know, we had a fire at our Moomba plant on New Year's Day. While it affected our first-half results, this incident is now behind us. In early September we announced the full recovery of the plant.
- The insurance claim is progressing and we anticipate receiving around $25 to $30 million in property damage recoveries. We are still negotiating the recoveries attributable to the business interruption policies that are held by a different consortium of insurance companies. We have previously advised that the effect on our NPAT after insurance recoveries will be $25 to $30 million. This continues to be the most likely outcome.
- There is also good news for Moomba. We are close to completing an upgrade and modernisation of control systems which will reduce downtime, achieve operational savings and improve plant performance.
- As well as technology efficiencies from projects such as the control room refurbishment and updating, we are increasing our focus on bringing more Cooper Basin oil production on line while oil prices are high. For example, we have acquired 3D seismic to identify further drilling opportunities in several areas of South Australia and Queensland with more seismic to be acquired before the end of the year. A dedicated drilling rig has been contracted to drill these oil wells as quickly as possible but in the meantime we have been interspersing oil wells within our gas development and appraisal program to drill step outs to recent successes such as Derrilyn 1, Reg Sprigg West 1, Reg Sprigg 3, Merrimelia 46 and Mulberry 1. Since the beginning of 2004, successful oil wells have been or are about to be brought onto production adding a total initial rate of around 7200 barrels of oil per day net to Santos.
- As well as this, we are continuing to target improving the recovery from large low permeability oil accumulations such as the Murta Formation of the Jena-Alwyn-Limestone Creek-Biala-Ulandi complex where we are drilling infill wells and trialling a pilot water flood.
- In addition to the Moomba incident, we have experienced faster-than-expected decline in production from the Apache operated East Spar gas and condensate field due to earlier than anticipated water production. The positive result of this has been the early development of the John Brookes gas field nearby. This will meet declining East Spar production and allow additional gas sales to new and existing customers. Last year the John Brookes field was successfully appraised and doubled in size. We expect John Brookes to come into production around the middle of next year.
- The Apache-operated Stag oil field is suffering the effects of middle age and has had unanticipated well failures due to mechanical problems. This has resulted in a rapid production decline that is expected to be reversed through a workover program and an infill drilling campaign to provide additional producers and more water injection capability.

Managing existing assets

Moomba	Fully recovered from New Year's Day incident. Modernisation program well advanced. Increasing investment in high value oil opportunities
East Spar	John Brookes accelerated in response to water breakthrough.
Stag	Work-overs, infill drilling, water injection.

Santos

Slide 11

- As I mentioned at the beginning of this presentation, our top priority is to bring on a range of new projects as quickly as possible.
- This chart summarises the status of projects that are due to come on-line over the next couple of years.
- There has been good progress, with Bayu-Undan liquids offshore Darwin having come on-line ahead of schedule and a further seven new projects sanctioned or close to sanction, four of which we are operating.
- Bayu-Undan is now producing at 1.1 BCF/day with 100,000 barrels per day of liquids. This was achieved ahead of schedule.
- The BHP operated Minerva gas project offshore Victoria is due to come on stream within the next few months.
- The Santos operated Mutineer-Exeter oil field is on schedule to come on stream in mid 2005 and I will provide a little more detail on this important project shortly.
- I have already mentioned the John Brookes gas development which is moving ahead at a rapid pace with recent successful gas sales contracts from the uncommitted reserves adding incremental value to this project.
- The Bayu-Undan LNG project is progressing well and is now more than 50% complete as the pipeline between Darwin and the field is now being installed.
- The Casino gas field development offshore Victoria is close to sanction with critical path long lead time items having already been ordered.
- We are also progressing two offshore Indonesia developments at the Maleo gas field and the Oyong oil and gas field. Both these fields have sales agreements in place but are awaiting credit guarantees.
- While all of these projects are progressing towards production, they all have commercial or technical risks that can affect timing of first production. However our aim is the same, to get all this new production on quickly, safely and on budget.



Developing New Assets
Project Start-ups 2004-2006
2004
Bayu-Undan Liquids
1Q 100%
Minerva
4Q 90%
2005
Mutineer-Exeter
Mid 60%
John Brookes
Mid 20%
Maleo
4Q-05/1Q-06 10%
2006
Bayu-Undan LNG
1Q 50%
Casino
1Q 20%
Oyong
1Q 10%
1Q Production commences
Sanctioned
Pre-sanctioned
Santos

Slide 12

- One of our most important new projects is the Mutineer-Exeter oil field development in the Carnarvon Basin.

- This project is being developed in only three years, which is a short timeframe compared with typical Carnarvon Basin oil field developments. This enables a significant increase in value through the early realisation of NPV in a high oil price environment.

- Fast track development means that some field appraisal has had to occur following the commitment to field development. This was deemed an acceptable risk by all the joint venture and external experts given that recent exploration and appraisal wells had come in close to prognosis for structure and reservoir expectations.

- The development plan has been designed to provide a great deal of flexibility with this reservoir uncertainty in mind and the subsea design and FPSO will be able to cope with a wide range of outcomes.

- However subsequent drilling results have led to a greater understanding of the complexity of the structure and reservoir distribution in the subsurface, resulting in more uncertainty on the ultimate recoverable volumes in the area of the fields so far drilled.

- We have now drilled the horizontal production sections at Mutineer 5 and 4 with good results and have drilled the pilot hole at Mutineer 9 where good quality reservoir was intersected. The horizontal production section for this well will be drilled next in preparation for connection of the producing wells when the FPSO moves to location.

- The results of these wells will be fully integrated into an updated field model together with all information recently available and currently being gathered. However, we expect the project to have a very attractive rate of return.

- While the completion and subsea activities are progressing, we will, in parallel, drill two appraisal wells on the Mutineer field, which if successful, would provide additional production locations.

- Near field exploration of several prospects, some of which are shown on this map, will be evaluated for possible drilling in 2005 and could result in attractive add-on subsea developments to the Mutineer and Exeter manifolds. Exploration such as this is aimed at taking advantage of the high oil price environment as illustrated on the next slide.


Mutineer-Exeter Field Development
Legend
Current Program
Drilled well
Planned well
WA-26-L
Adams
Mutineer 4
Mutineer 5
Mutineer Manifold
WA-27-L
FPSO
"Modec 11"
Mutineer 9
Mutineer
Tintagel
Exeter Manifold
Oil pipeline
Mevagissey
Exeter 4H
Exeter
Plymouth
Santos

Slide 13

- While Mutineer-Exeter would be economic at just about any oil price experienced over the last 20 years, it will obviously be particularly attractive if oil prices remain at the levels experienced since 2000.

- This graph clearly shows that there has been a step change in the average oil price for a significant period. Between 1994 and 1999 the oil price was averaging around US$20 and since 2000, this average price has been closer to US$30 with a recent sustained period in excess of US$40.

- These high prices make all oil and liquids projects extremely attractive and Santos has modified capital spending accordingly wherever possible without compromising longer term development plans.

Global Oil Prices

Higher for longer



US$
45
40
35
30
25
20
15
10
5
0
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
WTI
Realised AUD

Santos

Slide 14

- We also have a range of longer-term development opportunities.

- The majority of these projects require concerted efforts on gas commercialisation and our strategies are designed to achieve this. In the nearer term we are establishing gas facility hubs through deals such as the recent Patricia-Baleen and Sole interest acquisition that could enable development of Sole through the alignment of interests. Similarly the farmout of an interest in NT/P61 to ConocoPhillips is aimed at enabling future commercialisation of gas resources in the vicinity of the Bayu-Undan LNG facilities.

- In addition to this, the aim of our exploration is to provide further new growth projects beyond 2006.


Developing New Assets
2007
2008 - 2009
2010+
• Sole
• Golden Beach
• Kipper
• US exploration
• Onshore Aust oil
• Onshore Aust gas
• Petrel-Tern
• Evans Shoal
• Indonesia exploration
• Egypt exploration
• Otway exploration
• Hides
• Indonesia exploration
• Otway exploration
Santos

Slide 15

- I will now turn to my third topic: exploration. Santos is more leveraged to exploration than any other major Australian E&P company and more so than many of its global peers. Our program has the potential to provide a substantial boost to oil and gas reserves.

- Our strategy since 2001 has remained consistent and can be described in three stages.

- Our first stage during 2001 to 2003 was to maximise value from our existing portfolio.

- Building from this, our next stage was to expand our interests within our core areas.

- The last stage in this strategy is to access new international growth opportunities.

- We are now at an exciting point in our journey. We are testing significant opportunities in six different hydrocarbon basins and our acreage position will allow us to rapidly build on any success.


3. Exploration: The Journey So Far
Basin Excellence
Portfolio strength, value + optionality
Building a portfolio of opportunities
New Ventures International Egypt/Middle East/Nth Africa
New Ventures core areas US/Indonesia/Australia
Drilling the new opportunities
Maximise value of existing portfolio
2001
2002
2003
2004
2005
2006
2007
Santos

Slide 16

- Our exploration strategy is focused on basin excellence. We begin by identifying basins where we can build competitive advantages.

- The key to this is understanding the basin from its basic building blocks, the rocks.
    - Once focus areas have been identified, we set about becoming a leader in technical understanding.
    - Then we seek to establish substantial acreage positions.
    - Ideally we seek to do this as an early entrant at low cost.
    - To achieve maximum value we must understand and balance the technical and commercial risks.
    - Finally, we seek quality partners.

- Some examples of where we have successfully applied this strategy are:
    - East Java, with Total and Mitsui, the Kutei basin with Unocal, the Gulf of Suez with Devon, offshore southern Australia with Unocal and Inpex and the Timor Sea with ConocoPhillips.

- Clearly the high quality of the exploration portfolio is attracting partners of equal quality.

Exploration: Basin Excellence Strategy

Identify basins where we can build niche competitive advantages

"Start with the rocks"

- Leader in technical understanding
- Establish substantial acreage position
- Early entrant/low cost
- Balance technical and commercial risk to build a strong portfolio
- Select partners with complementary skills

Examples

East Java	Total/ Mitsui
Kutei	Unocal
Gulf of Suez	Devon
Southern Margins	Unocal/ Inpex
Timor Sea	Conoco Phillips

Santos

Slide 17

- Turning to 2004 the exploration story is in two parts. During the first half the focus was on building and optimising our portfolio as preparation for the high-impact drilling stage, which has now begun.

- The most important drilling result during the first-half was the Jeruk 1 well, seen here flaring during open hole testing. We also had two other smaller successes, making a hit rate of three out of four.

- Jeruk 1 provided sufficient encouragement to rapidly follow up with a second well that is currently drilling.

- We also had a very active half for portfolio management. In East Java we successfully concluded a farm out of the Nth Bali 1 licence to major partners Total and Mitsui.

- Santos also consolidated its Indonesian focus area with the acquisition of some Novus interests that fit well with our existing acreage while providing reserves and production at attractive prices.

- In Australia, we brought in a major partner via the farm out of NT/P61 offshore Darwin to ConocoPhillips and importantly signed a side agreement providing access to a brown field expansion of the Bayu-Undan LNG facility operated by ConocoPhillips in the event of success.

- In the US, we substantially increased our acreage position both onshore and offshore, in the shallow waters of the Gulf of Mexico to target larger opportunities.

- Santos also realised its first new country entry for some time with a farmin to three Devon Energy blocks in the Gulf of Suez, Egypt. The first well under this farm in is currently in progress with the drilling of Khefren 1 on the South East July block.

- Having successfully balanced the technical and commercial risks of our portfolio the second half of 2004 will see a lot of drilling activity in our focus areas.


Active Portfolio Management
Exploration first half 2004
Gulf of Suez
East Java
Timor Sea
Gulf of Mexico
East Java
Gulf of Mexico
Santos

Slide 18

- In Indonesia, we have built a substantial acreage position in East Java, close to recent large discoveries and on trend with major existing fields. We are currently drilling Jeruk 2, to be followed immediately by Agung 1 using the same rig.

- In the Kutei Basin we have taken interests in a deep water trend outboard of several recent discoveries that are under development planning. With our upcoming wells, Pandu and Pohon, we are seeking to confirm that this proven, prolific petroleum system extends into the deep water trend. We are targeting oil in substantial traps well imaged by 3D seismic.

- Another area of exploration focus is the southern margin of Australia where we have a strong position in the offshore Otway and the Sorell Basin. The focus of this area is the deep water frontier play to be evaluated by the Amrit well. Amrit is the first test of a high risk frontier exploration play which could significantly change the landscape for the company if successful. In the shallower water we will drill the Callister prospect before taking the rig into the deep water to drill Amrit. Another well, Martha 1, near the Casino gas field is to be drilled using a rig currently mobilising from New Zealand.

- Santos has recently farmed in to the Gulf of Suez which is one of the world's major hydrocarbon provinces with existing discoveries totalling over 9 billion barrels of oil. A number of giant oil fields surround the blocks in which Santos has taken an interest. The farmin calls for 8 wells to be drilled over 3 years and the first of those, Khefren 1 is currently drilling, with a further 2 wells expected to be drilled this year.

- Earlier this year Santos increased its US acreage to target larger opportunities such as Cougar in the shallow waters of the Gulf of Mexico and the Knight prospect in the onshore deep Woodbine trend. We are currently targeting industry partners to progress the drilling of those wells this year.

- Our Cooper Basin core asset has not been forgotten with a range of higher risk stratigraphic targets to be drilled during the second half of the year.

- Altogether this is an exciting program addressing a net upside resource potential in the order of 250 million barrels of oil equivalent with numerous follow-up opportunities.

Active Drilling Program

Exploration second half 2004


Gulf of Suez
Kheffren 1, Osage 1X, NZB 1X
Gulf of Mexico
Cougar, Woodbine/Knight
Kutei Basin
Pohon, Pandu
Bonaparte Basin
Caldita/Melville
East Java
Jeruk 2, Agung
Cooper Basin
Venus, Stilton, Yangtse, Plasma
Otway Basin
Martha, Callister, Amrit

Santos

Slide 19

- I will now turn to my fourth topic, dividends and capital management.
- Santos is unusual among E&P companies in having a long history of paying solid dividends, currently over 4%. This is good in providing returns to shareholders and in capital discipline.
- Santos also has a history of innovative capital management to optimise use of our balance sheet. In 2001 we were the first resources company in Australia to issue reset converting preference shares, a form of hybrid security.
- As a result of increasing development opportunities, and the current attractive pricing in the hybrid market, we have now decided to increase our funding from this source.
- Recently we announced the redemption of our existing preference shares, and the offer of $500 million of FUELS, which stands for Franked Unsecured Equity Listed Securities.
- This is an innovative new product in the hybrid market, and the first issue by an Australian non-bank institution. The issue will be earnings accretive and accounted for as equity, and not debt as most current hybrids would be considered under international accounting standards.

4. Dividend and Capital Management

- Long dividend history. Yield of more than 4%
- Funding growth program while keeping gearing within target levels (28.7% 2004)
- Redeeming existing Resets of $350m and offering Franked Unsecured Equity Listed Securities (FUELS) of $500m
- FUELS more equity-like
- Improves capital structure

Santos

Slide 20

- To sum up, I would like to reiterate the Santos investment case.
- I have discussed the impending commencement of production from a range of new projects to improve our production profile following the 2004 trough and we are intent on bringing those projects online safely, quickly and on budget to meet those expectations. We believe that the impact of these projects is not yet fully factored into our share price.
- Santos is well positioned to take advantage of the high oil price environment through the improving oil and gas liquids proportion of its production from next year forward
- We have recently commenced drilling material targets in our new-look exploration portfolio. Success in these wells could result in a transformational change to Santos.
- Lastly, as well as the growth potential that I have been discussing, Santos continues to offer a strong dividend yield.
- Thank you for your attention, I will now be happy to take questions.

Why Santos?

- Growing production profile

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	80 007 550 923

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market buy back of Reset Convertible Preference Shares (Resets)
2	Date Appendix 3C was given to ASX	24 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	471,621 Resets	18,403 Resets
4	Total consideration paid or payable for the shares	$49,520,205	$1,932,315

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $105 date: lowest price paid: $105 date:	highest price paid: $105 lowest price paid: $105 highest price allowed under rule 7.33: $110.25

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares the remaining number of shares to be bought back	3,009,976 Resets

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27 September 2004
Company Secretary

Print name: Wesley Jon Glanville

== == == == ==

+ See chapter 19 for defined terms.

Slide 1

- What a challenging year it's been, starting from the fire at Moomba on New Year's Day.
- The aim of this presentation is to provide you with an update on all our developments.
- However the simple message is this:
  - > Over its first 50 years Santos has until recently been largely reliant on one legacy asset, the Cooper Basin.
  - > Our strategy is to turn this situation around and develop a sustainable and high quality production base to carry us forward.
  - > We're having success in doing this. We have seven new projects in the pipeline and an exciting exploration program. We're building a first-class organisation and continuing to pay a strong dividend.
  - > We're attracting experienced industry professionals from all over the world who are keen to join us on the journey.
- Nobody said this transition was going to be easy, particularly in an industry with such long lead times.
- However our vision-since 2001- has been, and remains, to grow Santos into an internationally respected performer in the oil and gas industry.
- Are we making good progress? Yes, the new Santos is taking shape.
- Will it go flawlessly, without any hitches? No, particularly when we are developing new projects in almost world-record times.
- But we have to move quickly and we are. One of the biggest changes in the Company now is an overriding sense of urgency, something often missing in the industry as a whole.

Slide 2

- You can see here our disclaimer.

Slide 3

- Today's presentation is in four parts. Some of you will be familiar with Santos but others may not be, so first I will describe who we are and how we're changing.
- Second, I will review our existing projects and some of our exciting new projects. Altogether we're looking at a substantial increase in production over the next couple of years. We expect that this will translate into higher earnings and cash flow. We do not believe this growth is fully reflected in our share price.
- Third, I will update you on exploration. Santos is in the midst of an exciting wildcat exploration program addressing material prospects.
- Finally I will close by reviewing our dividend performance and capital management, including the recent preference share issue.

Slide 4

- Who are we?

- Santos is a major Australian based oil and gas company with around 1,600 employees.

- We are Australia's largest domestic gas producer, supplying gas to all the mainland Australian states.

- Our 2003 production was 54.2 million boe, 70% gas and 30% oil and gas liquids. From next year the proportion of oil and liquids will increase.

- Our legacy asset is the Cooper Basin and associated Moomba processing facilities but we now have important interests in almost all the significant Australian basins, the USA, PNG, Indonesia and more recently Egypt.

- We have a 2P reserve life of about 12 years with 72% of our 2P reserves being gas.

- Santos is currently in the process of bringing on line 7 new development projects around Australia and Indonesia.

- We have large, uncommercialised resources in the form of already discovered gas which has the potential to add in the order of 1.5 billion boe should we be successful in our commercialisation efforts.

- Santos also has an attractive wildcat exploration portfolio in both proven hydrocarbon basins and frontier exploration basins.

- As a result of all this, Santos is well placed to offer growth while it continues to provide an attractive yield in excess of 4% through dividends.

Slide 5

- In early 2001 we released our strategy, which is to:
    - Leverage our base business;
    - Through option generation, and
    - Portfolio management
- This strategy has remained consistent.

Slide 6

- This slide gives an example of some of the options capable of being generated through exploration and the portfolio management activities we have been undertaking. Deals so far in 2004 include:

  - A major gas swap of 150 Petajoules between the Cooper Basin Joint Venture and Origin in Queensland

  - The acquisition of some of Novus' Australian and Indonesian assets through adroit manoeuvring during the Medco takeover

  - The divestment to Origin for a good profit of non-core interests in the onshore Otway Basin and the sale of our remaining Magellan share holding

  - High grading our exploration and development portfolio through deals including a Gulf of Suez farmin with Devon, increasing our interest in the Patricia-Baleen and Sole fields in the offshore Gippsland, expanding our US acreage to target larger opportunities in the shallow water Gulf of Mexico and deep Woodbine trend onshore, picking up a major trend in the frontier Sorrell Basin offshore Tasmania, farming out an interest in the North Bali 1 block offshore Indonesia to industry major Total, farming out an interest in the NT/P61 block offshore Darwin to ConocoPhillips with an important side agreement for access to a possible Bayu-Undan LNG facility expansion and farming out an interest in the small Corowa oil discovery.

Slide 7

- We have set ourselves explicit operational targets to implement our strategy and achieve first-quartile performance.

- We aim to replace our reserves with new high value/low cost reserves at no more than US$5.50 per boe. We were close to achieving this in 2003 with a cost of US$5.62 per boe.

- We aim to grow our 1P reserves by at least 140% per annum through exploration, appraisal, production optimisation, gas commercialisation and acquisitions. We exceeded this with 148% reserve replacement in 2003.

- We aim to grow production by 6-8% on average each year. We expect to achieve this over the next three years as our new projects come on stream.

- We are also growing our margins through increased netbacks.

- Our overall aims are double-digit growth in EBITDA and ROCE greater than 10%. ROCE is currently affected by the number of projects we have under development but we also expect to achieve these targets over the next three years, subject to oil prices.

- Many companies have moved away from having explicit targets but we are sticking to them and they are embedded in our internal management systems and executive performance assessment.

Slide 8

- In order to achieve these targets we are quickly changing the way we do business.

- Five years ago we allowed minimal internet access across the company. Now all our employees utilise the internet in many facets of improving our business efficiency such as a recent successful online auction that will deliver material savings and reduce time in securing supply deals for our operations.

- Five years ago we were not measuring our 1P reserves across all the company's assets. Now all reserve categories are measured using industry accepted standards for all our assets and such practices are embedded in our management systems.

- Five years ago gas swaps and virtual pipelines were unknown to the Australian market. Santos is now pioneering these and other innovative commercial agreements such as the Casino gas field when we presold gas that is yet to be confirmed by drilling.

- Five years ago we didn't have anyone on the executive management committee of the company with recent experience with a major international oil company. Now we have five out of eight top executives with extensive recent international experience.

- Five years ago we did a lot of unnecessary work in-house, did many tasks inefficiently and shared some important knowledge poorly. Now we have instigated a continuous improvement program that is streamlining our decision paths, improving work efficiency and knowledge sharing electronically and we outsource work that can be done more cheaply or better.

- Five years ago, we were often not a partner of choice and were involved in many joint ventures with a lot of small to medium companies but rarely were involved with companies of international stature. Now we have a growing list of partners such as BP, ConocoPhillips, Total, Unocal, Devon, Mitsui and Inpex and are contacted by a growing number of organisations for attractive opportunities.

Slide 9

- Perhaps our most visible changes are those in our production base and I will now turn to the second section of my presentation: New Projects Replacing Old.

- Sixty percent of our production currently comes from our legacy assets in the Cooper Basin and a further 20% comes from a small number of oil and gas projects in the Carnarvon Basin. The production from these areas is declining and is subject to the uncertainties of mature assets.

- We are actively managing and optimising our existing assets while bringing on a range of new projects to increase production and earnings.

- We are doing this very quickly by industry standards.

- When these projects are on production two years from now, our production base will look quite different, with more oil and much less reliance on the Cooper Basin.

Slide 10

- First I will look at three existing assets.

- As many of you may know, we had a fire at our Moomba plant on New Year's Day. While it affected our first-half results, this incident is now behind us. In early September we announced the full recovery of the plant.

- The insurance claim is progressing and we anticipate receiving around $25 to $30 million in property damage recoveries. We are still negotiating the recoveries attributable to the business interruption policies that are held by a different consortium of insurance companies. We have previously advised that the effect on our NPAT after insurance recoveries will be $25 to $30 million. This continues to be the most likely outcome.

- There is also good news for Moomba. We are close to completing an upgrade and modernisation of control systems which will reduce downtime, achieve operational savings and improve plant performance.

- As well as technology efficiencies from projects such as the control room refurbishment and updating, we are increasing our focus on bringing more Cooper Basin oil production on line while oil prices are high. For example, we have acquired 3D seismic to identify further drilling opportunities in several areas of South Australia and Queensland with more seismic to be acquired before the end of the year. A dedicated drilling rig has been contracted to drill these oil wells as quickly as possible but in the meantime we have been interspersing oil wells within our gas development and appraisal program to drill step outs to recent successes such as Derrilyn 1, Reg Sprigg West 1, Reg Sprigg 3, Merrimelia 46 and Mulberry 1. Since the beginning of 2004, successful oil wells have been or are about to be brought onto production adding a total initial rate of around 7200 barrels of oil per day net to Santos.

- As well as this, we are continuing to target improving the recovery from large low permeability oil accumulations such as the Murta Formation of the Jena-Alwyn-Limestone Creek-Biala-Ulandi complex where we are drilling infill wells and trialling a pilot water flood.

- In addition to the Moomba incident, we have experienced faster-than-expected decline in production from the Apache operated East Spar gas and condensate field due to earlier than anticipated water production. The positive result of this has been the early development of the John Brookes gas field nearby. This will meet declining East Spar production and allow additional gas sales to new and existing customers. Last year the John Brookes field was successfully appraised and doubled in size. We expect John Brookes to come into production around the middle of next year.

- The Apache-operated Stag oil field is suffering the effects of middle age and has had unanticipated well failures due to mechanical problems. This has resulted in a rapid production decline that is expected to be reversed through a workover program and an infill drilling campaign to provide additional producers and more water injection capability.

Slide 11

- As I mentioned at the beginning of this presentation, our top priority is to bring on a range of new projects as quickly as possible.
- This chart summarises the status of projects that are due to come on-line over the next couple of years.
- There has been good progress, with Bayu-Undan liquids offshore Darwin having come on-line ahead of schedule and a further seven new projects sanctioned or close to sanction, four of which we are operating.
- Bayu-Undan is now producing at 1.1 BCF/day with 100,000 barrels per day of liquids. This was achieved ahead of schedule.
- The BHP operated Minerva gas project offshore Victoria is due to come on stream within the next few months.
- The Santos operated Mutineer-Exeter oil field is on schedule to come on stream in mid 2005 and I will provide a little more detail on this important project shortly.
- I have already mentioned the John Brookes gas development which is moving ahead at a rapid pace with recent successful gas sales contracts from the uncommitted reserves adding incremental value to this project.
- The Bayu-Undan LNG project is progressing well and is now more than 50% complete as the pipeline between Darwin and the field is now being installed.
- The Casino gas field development offshore Victoria is close to sanction with critical path long lead time items having already been ordered.
- We are also progressing two offshore Indonesia developments at the Maleo gas field and the Oyong oil and gas field. Both these fields have sales agreements in place but are awaiting credit guarantees.
- While all of these projects are progressing towards production, they all have commercial or technical risks that can affect timing of first production. However our aim is the same, to get all this new production on quickly, safely and on budget.

Slide 12

- One of our most important new projects is the Mutineer-Exeter oil field development in the Carnarvon Basin.

- This project is being developed in only three years, which is a short timeframe compared with typical Carnarvon Basin oil field developments. This enables a significant increase in value through the early realisation of NPV in a high oil price environment.

- Fast track development means that some field appraisal has had to occur following the commitment to field development. This was deemed an acceptable risk by all the joint venture and external experts given that recent exploration and appraisal wells had come in close to prognosis for structure and reservoir expectations.

- The development plan has been designed to provide a great deal of flexibility with this reservoir uncertainty in mind and the subsea design and FPSO will be able to cope with a wide range of outcomes.

- However subsequent drilling results have led to a greater understanding of the complexity of the structure and reservoir distribution in the subsurface, resulting in more uncertainty on the ultimate recoverable volumes in the area of the fields so far drilled.

- We have now drilled the horizontal production sections at Mutineer 5 and 4 with good results and have drilled the pilot hole at Mutineer 9 where good quality reservoir was intersected. The horizontal production section for this well will be drilled next in preparation for connection of the producing wells when the FPSO moves to location.

- The results of these wells will be fully integrated into an updated field model together with all information recently available and currently being gathered. However, we expect the project to have a very attractive rate of return.

- While the completion and subsea activities are progressing, we will, in parallel, drill two appraisal wells on the Mutineer field, which if successful, would provide additional production locations.

- Near field exploration of several prospects, some of which are shown on this map, will be evaluated for possible drilling in 2005 and could result in attractive add-on subsea developments to the Mutineer and Exeter manifolds. Exploration such as this is aimed at taking advantage of the high oil price environment as illustrated on the next slide.

Slide 13

- While Mutineer-Exeter would be economic at just about any oil price experienced over the last 20 years, it will obviously be particularly attractive if oil prices remain at the levels experienced since 2000.

- This graph clearly shows that there has been a step change in the average oil price for a significant period. Between 1994 and 1999 the oil price was averaging around US$20 and since 2000, this average price has been closer to US$30 with a recent sustained period in excess of US$40.

- These high prices make all oil and liquids projects extremely attractive and Santos has modified capital spending accordingly wherever possible without compromising longer term development plans.

Slide 14

- We also have a range of longer-term development opportunities.

- The majority of these projects require concerted efforts on gas commercialisation and our strategies are designed to achieve this. In the nearer term we are establishing gas facility hubs through deals such as the recent Patricia-Baleen and Sole interest acquisition that could enable development of Sole through the alignment of interests. Similarly the farmout of an interest in NT/P61 to ConocoPhillips is aimed at enabling future commercialisation of gas resources in the vicinity of the Bayu-Undan LNG facilities.

- In addition to this, the aim of our exploration is to provide further new growth projects beyond 2006.

Slide 15

- I will now turn to my third topic: exploration. Santos is more leveraged to exploration than any other major Australian E&P company and more so than many of its global peers. Our program has the potential to provide a substantial boost to oil and gas reserves.

- Our strategy since 2001 has remained consistent and can be described in three stages.

- Our first stage during 2001 to 2003 was to maximise value from our existing portfolio.

- Building from this, our next stage was to expand our interests within our core areas.

- The last stage in this strategy is to access new international growth opportunities.

- We are now at an exciting point in our journey. We are testing significant opportunities in six different hydrocarbon basins and our acreage position will allow us to rapidly build on any success.

Slide 16

- Our exploration strategy is focused on basin excellence. We begin by identifying basins where we can build competitive advantages.

- The key to this is understanding the basin from its basic building blocks, the rocks.
  - Once focus areas have been identified, we set about becoming a leader in technical understanding.
  - Then we seek to establish substantial acreage positions.
  - Ideally we seek to do this as an early entrant at low cost.
  - To achieve maximum value we must understand and balance the technical and commercial risks.
  - Finally, we seek quality partners.

- Some examples of where we have successfully applied this strategy are:
  - East Java, with Total and Mitsui, the Kutei basin with Unocal, the Gulf of Suez with Devon, offshore southern Australia with Unocal and Inpex and the Timor Sea with ConocoPhillips.

- Clearly the high quality of the exploration portfolio is attracting partners of equal quality.

Slide 17

- Turning to 2004 the exploration story is in two parts. During the first half the focus was on building and optimising our portfolio as preparation for the high-impact drilling stage, which has now begun.

- The most important drilling result during the first-half was the Jeruk 1 well, seen here flaring during open hole testing. We also had two other smaller successes, making a hit rate of three out of four.

- Jeruk 1 provided sufficient encouragement to rapidly follow up with a second well that is currently drilling.

- We also had a very active half for portfolio management. In East Java we successfully concluded a farm out of the Nth Bali 1 licence to major partners Total and Mitsui.

- Santos also consolidated its Indonesian focus area with the acquisition of some Novus interests that fit well with our existing acreage while providing reserves and production at attractive prices.

- In Australia, we brought in a major partner via the farm out of NT/P61 offshore Darwin to ConocoPhillips and importantly signed a side agreement providing access to a brown field expansion of the Bayu-Undan LNG facility operated by ConocoPhillips in the event of success.

- In the US, we substantially increased our acreage position both onshore and offshore, in the shallow waters of the Gulf of Mexico to target larger opportunities.

- Santos also realised its first new country entry for some time with a farmin to three Devon Energy blocks in the Gulf of Suez, Egypt. The first well under this farm in is currently in progress with the drilling of Khefren 1 on the South East July block.

- Having successfully balanced the technical and commercial risks of our portfolio the second half of 2004 will see a lot of drilling activity in our focus areas.

Slide 18

- In Indonesia, we have built a substantial acreage position in East Java, close to recent large discoveries and on trend with major existing fields. We are currently drilling Jeruk 2, to be followed immediately by Agung 1 using the same rig.

- In the Kutei Basin we have taken interests in a deep water trend outboard of several recent discoveries that are under development planning. With our upcoming wells, Pandu and Pohon, we are seeking to confirm that this proven, prolific petroleum system extends into the deep water trend. We are targeting oil in substantial traps well imaged by 3D seismic.

- Another area of exploration focus is the southern margin of Australia where we have a strong position in the offshore Otway and the Sorell Basin. The focus of this area is the deep water frontier play to be evaluated by the Amrit well. Amrit is the first test of a high risk frontier exploration play which could significantly change the landscape for the company if successful. In the shallower water we will drill the Callister prospect before taking the rig into the deep water to drill Amrit. Another well, Martha 1, near the Casino gas field is to be drilled using a rig currently mobilising from New Zealand.

- Santos has recently farmed in to the Gulf of Suez which is one of the world's major hydrocarbon provinces with existing discoveries totalling over 9 billion barrels of oil. A number of giant oil fields surround the blocks in which Santos has taken an interest. The farmin calls for 8 wells to be drilled over 3 years and the first of those, Khefren 1 is currently drilling, with a further 2 wells expected to be drilled this year.

- Earlier this year Santos increased its US acreage to target larger opportunities such as Cougar in the shallow waters of the Gulf of Mexico and the Knight prospect in the onshore deep Woodbine trend. We are currently targeting industry partners to progress the drilling of those wells this year.

- Our Cooper Basin core asset has not been forgotten with a range of higher risk stratigraphic targets to be drilled during the second half of the year.

- Altogether this is an exciting program addressing a net upside resource potential in the order of 250 million barrels of oil equivalent with numerous follow-up opportunities.

Slide 19

- I will now turn to my fourth topic, dividends and capital management.
- Santos is unusual among E&P companies in having a long history of paying solid dividends, currently over 4%. This is good in providing returns to shareholders and in capital discipline.
- Santos also has a history of innovative capital management to optimise use of our balance sheet. In 2001 we were the first resources company in Australia to issue reset converting preference shares, a form of hybrid security.
- As a result of increasing development opportunities, and the current attractive pricing in the hybrid market, we have now decided to increase our funding from this source.
- Recently we announced the redemption of our existing preference shares, and the offer of $500 million of FUELS, which stands for Franked Unsecured Equity Listed Securities.
- This is an innovative new product in the hybrid market, and the first issue by an Australian non-bank institution. The issue will be earnings accretive and accounted for as equity, and not debt as most current hybrids would be considered under international accounting standards.

Slide 20

- To sum up, I would like to reiterate the Santos investment case.

- I have discussed the impending commencement of production from a range of new projects to improve our production profile following the 2004 trough and we are intent on bringing those projects online safely, quickly and on budget to meet those expectations. We believe that the impact of these projects is not yet fully factored into our share price.

- Santos is well positioned to take advantage of the high oil price environment through the improving oil and gas liquids proportion of its production from next year forward

- We have recently commenced drilling material targets in our new-look exploration portfolio. Success in these wells could result in a transformational change to Santos.

- Lastly, as well as the growth potential that I have been discussing, Santos continues to offer a strong dividend yield.

- Thank you for your attention, I will now be happy to take questions.

Slide 21

Slide 22

Slide 23

Slide 24

Slide 25

Slide 26

- The Jeruk 2 well in Sampang PSC in the East Java Basin follows up the encouraging Jeruk 1 result 1.6 km to the west

- Jeruk 1 tested a large closure (> 40 km2) in Oligocene reefal carbonates that has proven to be hydrocarbon bearing but due to drilling difficulties, could not be conclusively evaluated

- Santos has established a strong acreage position to follow up any success

Slide 27

- This slide shows the typical seismic expression of a build-up facies of the Oligocene Kujung carbonate typical of several nearby discoveries. Many of the giant fields in Java and Sumatra are found in similar geologic settings

- Santos has recently farmed out an interest in the North Bali block to Total, the French based international major and MOECO, (Mitsui Oil Exploration Company) as part of an ongoing strategy to manage exploration risk.

- Agung is a large prospect that will be drilled immediately after Jeruk 2 using the same rig.

Slide 28

- Amrit is a large frontier prospect
- This will be Santos' first deep water operated well and is testing a new play concept that was validated by the earlier Hill 1 exploration well drilled last year closer to the coast in shallower water.
- Success at Amrit leaves Santos well positioned to drill follow up opportunities and upgrades the Sorrell acreage to the southeast along the coast of Tasmania

Slide 29

- The Khefren 1X well is the first of 8 planned wells to be drilled under the Devon farmin completed last month.
- The well will take around 90 days to drill and is a test along trend from the recent BP 80mmbbls plus discovery 6 kms to the north.
- This well could verify a new technique that is expected to provide a breakthrough to reduce exploration risk

Slide 30

- The Pohon well tests a large, toe-thrust anticline. The seismic profile shows the reflective upper Miocene primary target interval which is the same reservoir interval as that in the West Seno field, further west that has recently commenced production and become Indonesia's first deepwater producing field. The deeper Middle Miocene section forms a secondary target in this well which is due to spud in late January 2004.

- The joint venture has the ability to rapidly appraise and develop any discovery on this trend.

RECEIVED
2004 SEP 28 P 1:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	80 007 550 923

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market buy back of Reset Convertible Preference Shares (Resets)
2	Date Appendix 3C was given to ASX	24 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	461,563 Resets	10,058 Resets
4	Total consideration paid or payable for the shares	$48,464,115	$1,056,090

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $105 date: lowest price paid: $105 date:	highest price paid: $105 lowest price paid: $105 highest price allowed under rule 7.33: $110.25

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares the remaining number of shares to be bought back	3,028,379 Resets

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24 September 2004
Company Secretary

Print name: Wesley Jon Glanville

== == == == ==

+ See chapter 19 for defined terms.

TO SECURITIES EXCHANGE COMMISSION

Santos

www.santos.com

newsrelease

24 September 2004

Santos executes Novus deal with PT Medco

On 7 June Santos Limited (Santos) announced that it had reached an agreement with Medco Energi Internasional Tbk (Medco) to acquire part of Novus Petroleum Limited's (Novus) Indonesian interests and all of Novus' Cooper Basin interests, subject to certain conditions.

Santos announces that it has today executed formal agreements with Medco consistent with the previously agreed terms, with completion on the agreements subject to certain approvals.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mike Hanzalik
(08) 8224 7725/ 0439 892 143

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Rule 3.8A

Appendix 3E

Daily share buy-back notice (except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	**80 007 550 923**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market buy-back of Reset Convertible Preference Shares (Resets)**
2	Date Appendix 3C was given to ASX	**24 August 2004**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**451,085 Resets**	**10,478 Resets**
4	Total consideration paid or payable for the shares	**$47,363,925**	**$1,100,190**

[1] See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $105 date: lowest price paid: $105 date:	highest price paid: $105 lowest price paid: $105 highest price allowed under rule 7.33: $110.25

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**3,038,437 Resets**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **23 September 2004**
Company Secretary

Print name: **Wesley Jon Glanville**

== == == == ==

[1] See chapter 19 for defined terms.

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 23rd September 2004

Wildcat Exploration Wells

Khefren 1/ST 1

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez South East July Concession, 6 km SE of Sakkara oil discovery.	
Status at 0600hrs 22/09/04 (Cairo Time)	Pulling out of hole to change out drilling assembly having successfully sidetracked well. The current depth is 2931m with 6m progress from kick off depth. The original well bore was plugged back to 3001m having been unable to free stuck drill string. The original well bore reached a total depth of 3588m.	
Planned Total Depth	3911m	
Interest	Devon	50%
	Teikoku	30%
	Santos Group	20%
Operator	Devon Energy	

During the week ending 23rd September, 2004 Santos Limited also participated in 5 delineation and 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 23rd September 2004

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.	
Status at 0400hrs 23/09/04 (Jakarta Time)	Circulating through perforated pipe, attempting to free stuck drillstring. The current depth is 5317m with 281m progress for the week. The drillstring became stuck at 5078m while conducting a wiper trip.	
Planned Total Depth	5500m (changed due to a revised well trajectory)	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Shepherd Mott 1 ST1

Type	Gas Delineation	
Location	Texas, USA Golf Prospect, Matagorda County.	
Status at 1500hrs 22/09/04 (Houston Time)	Shepherd Mott 1 has been temporarily abandoned pending evaluation of well results and sidetrack options. The well reached a total depth of 4075m with no progress for the week. The rig was released on 17/09/04.	
Planned Total Depth	4816m	
Interest	Santos Group	87.5% WI
Operator	Santos Group	

Seliger Trust 1

Type	Gas Delineation	
Location	Texas, USA Northern offset to the Petru Field, Willacy County.	
Status at 0600hrs 22/09/04 (Houston Time)	Drilling ahead. The current depth is 4282m with 304m progress for the week.	
Planned Total Depth	4572m	
Interest	Santos Group	25% WI
Operator	Suemar	

Meider GU 1

Type	Gas Delineation	
Location	Texas, USA Coquat Prospect, Live Oak County.	
Status at 0600hrs 22/09/04 (Houston Time)	Running surface casing. The current depth and progress for the week is 463m. The well spudded on 20/09/04.	
Planned Total Depth	3414m	
Interest	Santos Group	25% WI
Operator	Suemar	

Week Ending 23rd September 2004

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

Sutherland GU 1

Type	Gas Delineation	
Location	Texas, USA Sorrento Prospect, Matagorda County.	
Status at 0600hrs 22/09/04 (Houston Time)	Drilling ahead surface hole. The current depth and progress for the week is 183m. The well spudded on 22/09/04.	
Planned Total Depth	4542m	
Interest	Santos Group	100% WI
Operator	Santos	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 23rd September, 2004 Santos Limited also participated in 5 delineation and 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	80 007 550 923

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market buy back of Reset Convertible Preference Shares (Resets)
2	Date Appendix 3C was given to ASX	24 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	422,420 Resets	14,196 Resets
4	Total consideration paid or payable for the shares	$44,354,100	$1,490,580

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $105 date: lowest price paid: $105 date:	highest price paid: $105 lowest price paid: $105 highest price allowed under rule 7.33: $110.25

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,063,384 Resets

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21 September 2004
Company Secretary

Print name: Wesley Jon Glanville

== == == == ==

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	80 007 550 923

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market buy back of Reset Convertible Preference Shares (Resets)
2	Date Appendix 3C was given to ASX	24 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	436,616 Resets	14,469 Resets
4	Total consideration paid or payable for the shares	$45,844,680	$1,519,245

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $105 date: lowest price paid: $105 date:	highest price paid: $105 lowest price paid: $105 highest price allowed under rule 7.33: $110.25

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares the remaining number of shares to be bought back	3,048,915 Resets

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22 September 2004
Company Secretary

Print name: Wesley Jon Glanville

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	80 007 550 923

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market buy back of Reset Convertible Preference Shares (Resets)
2	Date Appendix 3C was given to ASX	24 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	391,542 Resets	30,878 Resets
4	Total consideration paid or payable for the shares	$41,111,910	$3,242,190

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $105 date: lowest price paid: $105 date:	highest price paid: $105 lowest price paid: $105 highest price allowed under rule 7.33: $110.25

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares the remaining number of shares to be bought back	3,077,580 Resets

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20 September 2004
Company Secretary

Print name: Wesley Jon Glanville

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	80 007 550 923

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market buy back of Reset Convertible Preference Shares (Resets)
2	Date Appendix 3C was given to ASX	24 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	337,712 Resets	53,830 Resets
4	Total consideration paid or payable for the shares	$35,459,760	$5,652,150

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $105 date: lowest price paid: $105 date:	highest price paid: $105 lowest price paid: $105 highest price allowed under rule 7.33: $110.25

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares the remaining number of shares to be bought back	3,108,458 Resets

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17 September 2004
Company Secretary

Print name: Wesley Jon Glanville

== == == == ==

+ See chapter 19 for defined terms.

Santos

www.santos.com

17 September 2004

Santos appoints BP executive to leadership team

Santos Limited is pleased to announce the appointment of Mr Martyn Eames to the newly created position of Vice President, Corporate and People, effective December 1 2004.

Martyn currently holds the position of Vice President, Strategy and Business Planning with BP Angola, a major growth business in BP's upstream portfolio.

His career spans over 25 years with BP, working in Canada, Australia (NW Shelf), Norway, the UK and USA. Martyn has broad and deep leadership experience in both the growth and mature businesses of oil, onshore gas and LNG.

He holds a Bachelor of Science (Hons) degree in Mathematics from the University of Bristol, UK.

"It is very pleasing to appoint someone of Martyn's calibre to the Santos team. His extensive global experience and skills set will compliment and add to our management team", said Santos' Managing Director, Mr John Ellice-Flint.

In his new role at Santos, Martyn will be responsible for the leadership of the corporate groups including Shared Business Services; Human Resources; Corporate Affairs; Environment Health, Safety and Sustainability; Government and Indigenous Affairs and Media Relations.

Martyn will report to the Managing Director and be part of Santos' new Senior Leadership Team.

The position of Vice president Corporate and People was created in May 2004 as part of Santos' restructuring under its continuous improvement program.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:	Investor enquiries:
Kathryn Mitchell	Graeme Bethune
(08) 8218 5260 / 0407 979 982	(08) 8218 5157/ 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

newsrelease

Santos

www.santos.com

newsrelease

17 September 2004

Franking of Special Dividend on certain FUELS

Those Reset holders that elect to have their resets redeemed and reinvested in FUELS are entitled to a Special Dividend of $5 for each FUEL so issued.

In section 8 of the FUELS Prospectus, it is stated that the ATO has been requested to give a class ruling on the franking of the Special Dividend and that "The final class ruling is expected to confirm that the Special Dividend can be fully franked".

A number of Reset holders have asked as to when the ATO class ruling will be available. The ATO has advised that the class ruling has been approved in a similar form to the draft and will be gazetted on 29 September 2004, from which date it will have legal effect. The class ruling will be available from the ATO website (www.ato@gov.au) from 2pm on 30 September 2004. Santos expects the Special Dividend to be fully franked based on its discussions with the ATO.

If you have any questions about the issue of FUELS and the Resets Redemption and Buyback, please call the Santos Information Line on 1300 733 636.

FOR OTHER ENQUIRIES:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Dean Bowman
(08) 8218 5150/ 0409 969 289

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

RECEIVED
2004 SEP 28 P 1:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Santos Limited	80 007 550 923

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market buy back of Reset Convertible Preference Shares (Resets)
2	Date Appendix 3C was given to ASX	24 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	297,331 Resets	40,381 Resets
4	Total consideration paid or payable for the shares	$31,219,755	$4,240,005

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $105 date: lowest price paid: $105 date:	highest price paid: $105 lowest price paid: $105 highest price allowed under rule 7.33: $110.25

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares the remaining number of shares to be bought back	3,162,288 Resets

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16 September 2004
Company Secretary

Print name: Wesley Jon Glanville

== == == == ==

+ See chapter 19 for defined terms.

Santos

www.santos.com

newsrelease

16 September 2004

Second contract for John Brookes gas field

Santos Limited announced today that its wholly owned subsidiary, Santos (BOL) Pty Ltd (Santos), has signed a second gas sales contract for the John Brookes gas field.

Under the contract, Santos (45%) and Apache Northwest Pty Ltd (55% and Operator) will supply EDL LNG (WA) Pty Ltd, a subsidiary of Energy Developments Limited (EDL) with 58 petajoules (PJ) of gas over 20 years.

EDL will use the gas to supply four gas-fired power stations under construction as part of their West Kimberley Power project in the West Kimberly region of Western Australia.

EDL will convert the gas to liquefied natural gas (LNG) at a new facility to be built at Karratha. The LNG will then be transported by road tankers to fuel gas-fired power stations located in Broome, Derby, Fitzroy Crossing and Halls Creek. The electricity will then be sold under a recently executed power purchase agreement with Western Power Corporation.

Under the contract, which will commence in the first half of 2006, the initial supply commitment is 6 terajoules per day (TJ/d) and will then increase over the life of the contract to 9 TJ/d. Santos and Apache also have the opportunity to increase daily contract quantities in the future subject to gas availability and their consent.

Mr John Ellice-Flint, Santos' Managing Director said "This contract will assist Santos to fully exploit the value of the investment being undertaken to develop the John Brookes gas field."

"EDL's West Kimberly Power project is an innovative project supporting further development of the Kimberly region.

"The gas-fired power stations will replace the existing diesel power stations and deliver cleaner power for these Kimberley communities", said Mr Ellice-Flint.

The contract is subject to the power purchase agreement becoming unconditional, project financing being secured and the satisfaction of all required approvals.

The John Brookes field is located in exploration permit WA 214-P, in the Carnarvon Basin, offshore Western Australia.

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

The John Brookes field was discovered in 1998 with the drilling of the John Brookes 1 exploration well and successfully appraised by the Thomas Bright 1 and 2 wells during 2003.

Interests in the John Brookes Joint Venture are:

Apache Northwest Pty Ltd (operator)	55%
Santos (BOL) Pty Ltd	45%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Map attached.

John Brookes


Indian Ocean
Road tankers to Broome, Derby, Fitzroy Crossing, Halls Creek
John Brookes
LNG Plant
Wyndham
Derby
Broome
Fitzroy Crossing
Halls Creek
Western Australia
Pt Hedland
Dampier
Karratha
Gas pipeline
Telfer Mine
Exmouth
Tom Price
Newman
0
200
kilometres

Legend

- Oil Field
- Gas Field
- Oil Pipeline
- Gas Pipeline
- Proposed Pipeline
- Road



Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 16th September 2004

Wildcat Exploration Wells

Khefren 1

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez South East July Concession, 6 km SE of Sakkara oil discovery.	
Status at 0600hrs 15/09/04 (Cairo Time)	Circulating and conditioning mud having backed off stuck pipe at 3100m. The well reached a depth of 3588m with 37m progress for the week prior to the drill string becoming stuck.	
Planned Total Depth	3911m	
Interest	Devon	50%
	Teikoku	30%
	Santos Group	20%
Operator	Devon Energy	

Venus 1

Type	Gas Exploration	
Location	South Australia, Cooper Basin PPL 17 (Former MEI Block), 2.6km N of Correa 1, 1.75km E of Merrimelia 18, and some 40km N of the Moomba Gas Plant.	
Status at 0600hrs 16/09/04	Rig released. The well reached a total depth of 2872m with 15m progress for the week. Venus 1 was plugged and abandoned having failed to intersect an economic hydrocarbon column. The rig has moved to Winninia North 3, a gas development well in SW Qld.	
Planned Total Depth	2890m	
Interest	Santos Group	97.90%
	Delhi	0.00%*
	Origin Energy Resources Ltd	0.00%*
	Novus Australia Resources	0.00%*
	Basin Oil NL	2.10%
	* Delhi, Origin and Novus have elected not to participate in the drilling of Venus 1.	
Operator	Santos Group	

During the week ending 16th September, 2004 Santos Limited also participated in 3 delineation and 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 16th September 2004

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.	
Status at 0400hrs 16/09/04 (Jakarta Time)	Drilling out 244mm (9 5/8") casing shoe. The current depth is 5036m with 146m progress for the week.	
Planned Total Depth	5300m	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Shepherd Mott 1 ST1

Type	Gas Delineation	
Location	Texas, USA Golf Prospect, Matagorda County.	
Status at 1500hrs 15/09/04 (Houston Time)	Running temporary abandonment plugs pending evaluation of well results and sidetrack options. The well reached a total depth of 4075m with 235m progress for the week.	
Planned Total Depth	4816m	
Interest	Santos Group	87.5% WI
Operator	Santos Group	

Seliger Trust 1

Type	Gas Delineation	
Location	Texas, USA Northern offset to the Petru Field, Willacy County.	
Status at 0600hrs 15/09/04 (Houston Time)	Preparing to cement 194mm (7 5/8") liner prior to drilling ahead. The current depth is 3978m with 351m progress for the week.	
Planned Total Depth	4572m	
Interest	Santos Group	25% WI
Operator	Suemar	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285